UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23048

Lincoln Snacks Company

(Exact name of registrant as specified in its charter)

30 Buxton Farm Road Stamford, Connecticut 06905 (203) 329-4545

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certificate or notice date:             Twenty-nine

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincoln Snacks Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

LINCOLN SNACKS COMPANY

DATE: September 28, 2001	By	/s/ Hendrik J. Hartong III
Hendrik J. Hartong III President